Exhibit 99.1

SILVERCORP TO ACQUIRE ADVENTUS, CREATING A GEOGRAPHICALLY DIVERSIFIED MINING COMPANY BY ADDING THE ADVANCED EL DOMO PROJECT

Trading Symbols:  TSX/NYSE AMERICAN: SVM
                                TSXV: ADZN / OTCQX: ADVZF

VANCOUVER, BC and TORONTO, April 26, 2024 /CNW/ - Silvercorp Metals Inc. ("Silvercorp") (TSX: SVM) (NYSE American: SVM) and Adventus Mining Corporation ("Adventus") (TSXV: ADZN) (OTCQX: ADVZF) are pleased to announce that the parties have entered into a definitive arrangement agreement (the "Arrangement Agreement") pursuant to which Silvercorp has agreed to acquire all of the issued and outstanding common shares of Adventus (the "Transaction") by way of a plan of arrangement (the "Arrangement").

Under the terms of the Arrangement Agreement, each holder of the common shares of Adventus (each, an "Adventus Share") will receive 0.1015 of one Silvercorp common share (each, a "Silvercorp Share") in exchange for each Adventus Share (the "Exchange Ratio") at the effective time of the Transaction. The Exchange Ratio implies consideration of C$0.50 per Adventus Share based on the 20-day volume-weighted average prices ("VWAP") of Silvercorp Shares on the Toronto Stock Exchange (the "TSX") on April 25, 2024. This represents a premium of 31% based on the 20-day VWAP of Silvercorp on the TSX and Adventus on the TSX Venture Exchange (the "TSXV"), both as at April 25, 2024. The implied equity value of the Transaction is approximately C$200 million on a fully-diluted in-the-money basis. At closing, existing Silvercorp and Adventus shareholders will own approximately 81.6% and 18.4%, respectively, of Silvercorp shares outstanding on a fully-diluted in-the-money basis.

Strategic Rationale for Silvercorp

•	Provides immediate asset, geographic and metal diversification
•	Pro forma asset portfolio consists of exposure to China and Ecuador, increased gold exposure, as well as metals (silver, copper, lead and zinc) that are key for a low-carbon future
•	Addition of the high margin, advanced El Domo project should significantly enhance Silvercorp's near-term production profile
•	Investment Protection Agreement for the project in place with the Government of Ecuador
•	Key permits secured, including the Environmental License and tailings storage approval
•	Existing US$175.5 million stream with Wheaton Precious Metals International Ltd. ("Wheaton"), combined with Silvercorp's existing cash and cash equivalents of approximately US$200 million is more than sufficient to fully fund El Domo through construction
•	Silvercorp has the technical capabilities to bring El Domo into production on an accelerated basis, having built eight mines in its current operations, along with three flotation mills of similar size to El Domo (with a new 1,500 tpd flotation mill under construction at Ying), and three tailings storage facilities
•	Transaction is accretive on a net asset value per share, as well as on a Mineral Reserves and Mineral Resources basis
•	Adventus' PEA stage Condor asset provides further optionality and upside, including:
•	2021 PEA for Condor North highlighted a 12-year mine life with average annual payable production of 187 thousand oz of gold and 758 thousand oz of silver at a by-product AISC of US$839/oz over the life of the mine
•	Indicated Mineral Resources containing 2.3 million oz of gold and 12.8 million oz of silver and Inferred Mineral Resources containing 4.3 million oz of gold and 18.1 million oz of silver
•	Re-rating opportunity resulting from increased scale, significantly enhanced growth profile and establishing a presence in an emerging, mining-friendly jurisdiction

Silvercorp Chairman and CEO, Dr. Rui Feng, said:

"This transaction will create a new globally diversified green metals producer. It presents the opportunity for us to leverage our technical expertise and strong balance sheet to unlock value for all shareholders by constructing the El Domo project. We look forward to working with the Government of Ecuador and local communities, as well as leveraging the existing Adventus and Curimining teams, to grow our business in Ecuador which will generate sustainable economic, social, and environmental value for all stakeholders.

We would also like to acknowledge the hard work and contributions to the El Domo project by our future partners at Salazar Resources. Silvercorp will continue to work collaboratively with Salazar as El Domo is advanced into construction and ultimately operations."

Benefits for Adventus Shareholders

•	Immediate and significant premium to Adventus shareholders of 31% on a 20-day VWAP basis
•	Exposure to Silvercorp's high quality and profitable silver mines, strong balance sheet and track record of returning capital to shareholders, while retaining participation in future upside from El Domo, Condor and Adventus' exploration portfolio
•	De-risks development of El Domo by leveraging Silvercorp's technical capabilities and financial strength, its history of successful project construction, and its in-depth access to equipment supply chains that could result in cost savings for El Domo construction
•	Potential for a further premium through a re-rating of Silvercorp shares as El Domo is advanced to production
•	Option to realize cash proceeds given trading liquidity of Silvercorp shares (~US$8 million per day on the TSX and NYSE American)
•	Continued commitment to best in class ESG practices by Silvercorp, which has an ESG rating of A from MCSI as well as EMS ISO 14001 and ISO 45001 certifications across its operations

Adventus President, CEO and Director, Christian Kargl-Simard, said:

"I am very proud of the accomplishments of our entire Adventus team, together with Salazar Resources and other partners since 2017, highlighted by the advancement of El Domo from an inferred resource to the construction ready project that it is today and the consolidation of our significant exploration portfolio in Ecuador. Our commitment to, and public record of transparency, technical excellence, environmental stewardship, and the highest standards of social responsibility have been the backbone of our success. I believe that Silvercorp strongly shares our values, in addition to bringing financial strength and experience from global operations. Combining the companies positions us well to deliver on El Domo and our other projects in collaboration with the government, local communities, and all stakeholders."

About the El Domo Project

The advanced high-grade copper-gold El Domo project, 75% owned by Adventus, covers approximately 172 ha with a buffer of 118 ha (2.9 km2 in total). El Domo is located in central Ecuador, approximately 150 km northeast of the major port city of Guayaquil - about a 3-hour drive. The project spans low-lying hills and plains between 300 to 900 m above sea level.

In 2017, Adventus entered into an agreement with Salazar Resources Ltd. ("Salazar") pursuant to which Adventus earned its majority interest in the Curipamba project by funding exploration and development expenditures of US$25 million over five years and meeting certain development obligations. In 2021, Adventus announced it had completed its earn-in option to obtain majority ownership (75%) of the Curipamba project. Adventus will fund capital costs to production and receive 95% of the free cash flows until all of its investments since 2017 are repaid, after which the project cash flows will be shared 75% to Adventus and 25% to Salazar.

In December 2021, Adventus published a feasibility study covering the open-pit Mineral Reserve of the El Domo - Curipamba project, outlining attractive operating metrics and robust economics:

•	Proven and Probable Mineral Reserves of 6.5 million tonnes at 1.93% Cu, 2.52 g/t Au, 2.49% Zn, 45.7 g/t Ag, 0.25% Pb
•	A 10-year mine life with average annual production of 10,463 tpa copper and 21,390 tpa copper equivalent over the life-of-mine
•	Production C1 cash cost of US$1.14/lb and AISC of US$1.26/lb copper equivalent
•	Initial capital cost (including refundable VAT) of US$248 million with a payback period of 2.6 years, after-tax IRR of 32% and NPV8% of US$259 million, utilizing US$3.50/lb Cu, US$1,700/oz Au, US$1.20/lb Zn, US$23.00/oz Ag and US$0.95/lb Pb

Concurrent Private Placement

Concurrent with entering into the Arrangement Agreement, Silvercorp and Adventus entered into an investment agreement pursuant to which Silvercorp will subscribe for 67,441,217 Adventus Shares at an issue price of C$0.38 per share, or C$25,627,662 in the aggregate (the "Placement"). Upon completion of the Placement, Silvercorp will hold approximately 15% of the total issued and outstanding shares of Adventus. Proceeds from the Placement will be used to (i) repay the amounts outstanding under a credit facility with Trafigura Pte Ltd. (the "Trafigura Facility") in the amount of approximately C$9.9 million, which includes penalties payable for the early repayment under the facility, (ii) fund the settlement of the outstanding amounts payable pursuant to a convertible loan agreement (the "Altius Loan") between Adventus and Altius Resources Inc. ("Altius") in the amount of approximately C$9.6 million, (iii) fund normal course activities at the El Domo project in the amount of approximately C$2.7 million, and (iv) fund general working capital expenses in the amount of C$3.4 million, which expenses are expected to include funding of early development expenditures to advance construction of the El Domo project and fund general and administrative expenses between announcement and closing of the Transaction.

The funding of the above listed expenses through the Placement was a critical factor in Silvercorp determining to proceed with the Transaction, as the majority of the expenses must be paid prior to the closing of the Transaction and Adventus does not have sufficient cash on hand to fund these costs. Silvercorp has requested the repayment of the Altius Loan as under the terms of this loan, Altius has the right to increase its royalty on the El Domo project. It is Silvercorp's view that if this royalty right was exercised, it would have a negative impact on the project economics. Silvercorp has also requested the repayment of the Trafigura Facility, which matures on June 30, prior to the closing of the Transaction. The remaining use of proceeds as set out above, are being directed towards general, administrative, project maintenance and project advancement expenditures, which expenditures will allow Adventus to keep the projects in good standing and continue or commence project development activities. Silvercorp views the funding of these expenses to be essential in terms of maintaining the goodwill of the Company within the local community and the various levels of government.

The completion of the Placement has been conditionally approved by the TSXV and remains subject to final acceptance by the TSXV on behalf of Adventus for the listing of the Adventus Shares to be issued to Silvercorp. The Adventus Shares to be issued to Silvercorp will be subject to a statutory four-month hold period under applicable securities laws. Completion of the Placement and the repayment of indebtedness does not provide a guarantee that the Transaction will be completed.

Transaction Summary

Under the terms of the Transaction, Silvercorp will acquire all the issued and outstanding Adventus Shares (other than Adventus Shares owned by Silvercorp at the effective time of the Transaction) and Adventus shareholders will receive 0.1015 Silvercorp Shares for each existing Adventus Share held. All outstanding Adventus stock options and warrants will become exercisable for Silvercorp Shares, with the number of Silvercorp Shares issuable on exercise and the exercise price adjusted in accordance with the Exchange Ratio. All outstanding Adventus restricted share units will immediately vest upon closing of the Transaction and be settled in cash, funded by Silvercorp through Adventus.

The Transaction will be carried out by way of a court-approved Arrangement under the Canada Business Corporations Act and a resolution to approve the Transaction will be submitted to Adventus shareholders and holders of Adventus stock options and restricted share units at a special meeting of securityholders expected to be held on or about June 28, 2024 (the "Special Meeting"). The Transaction will require approval by (i) 66 2/3% of the votes cast by Adventus shareholders and holders of options and restricted share units voting as a single class, and (ii) a simple majority that excludes those not entitled to vote in accordance with Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions. Each of the directors and senior officers of Adventus, Mr. Ross Beaty and Wheaton Precious Metals Corp., representing in aggregate approximately 23% of the issued and outstanding Adventus Shares, have entered into voting support agreements with Silvercorp and have agreed to vote in favour of the Transaction at the Special Meeting in accordance with those agreements. In addition, Salazar has entered into an agreement with Silvercorp whereby they have indicated they will support the Transaction.

In addition to Adventus securityholder and court approval, the Transaction is also subject to the satisfaction of certain other closing conditions customary for a transaction of this nature. The Transaction has been conditionally approved by the TSXV but remains subject to final approval of the TSXV on behalf of Adventus, and approval of the TSX and NYSE American on behalf of Silvercorp, including the acceptance for listing of the Silvercorp Shares to be issued in connection with the Transaction. The Transaction is expected to be completed in the third quarter of 2024.

The Arrangement Agreement includes representations, warranties, covenants, indemnities, termination rights and other provisions customary for a transaction of this nature. In particular, the Arrangement Agreement provides for customary deal protections, including a non-solicitation covenant on the part of Adventus and a right for Silvercorp to match any Superior Proposal (as defined in the Arrangement Agreement). The Arrangement Agreement includes a termination fee of C$10 million, payable by Adventus, under certain circumstances (including if the Arrangement Agreement is terminated in connection with Adventus pursuing a Superior Proposal).

Boards Approvals and Recommendations

The board of directors of Adventus (the "Adventus Board") has unanimously approved the Transaction and recommends that Adventus shareholders vote in favour of the Transaction at the Special Meeting.

Cormark Securities Inc., financial advisor to Adventus, has provided an opinion to the Adventus Board, stating that, based upon and subject to the assumptions, limitations and qualifications set forth therein, the consideration to be received by Adventus shareholders pursuant to the Transaction is fair, from a financial point of view, to Adventus shareholders. Additionally, Raymond James Ltd., has provided an independent opinion to the Adventus Board, stating that, based upon and subject to the assumptions, limitations and qualifications set forth therein, the consideration to be received by Adventus shareholders pursuant to the Transaction is fair, from a financial point of view, to Adventus shareholders.

Further details regarding the terms of the Transaction are set out in the Arrangement Agreement, which will be publicly filed by Adventus under its profile on SEDAR+ at www.sedarplus.ca. Additional information regarding the terms of the Arrangement Agreement, the background to the Transaction, the rationale for the recommendations made by the Adventus Board and how Adventus shareholders can participate in and vote at the Special Meeting to be held to consider the Transaction will be provided in the management information circular for the Special Meeting which will also be filed at www.sedarplus.ca. Adventus shareholders are urged to read these and other relevant materials when they become available.

Boards Approvals and Recommendations

BMO Capital Markets is acting as financial advisor to Silvercorp. McCarthy Tétrault LLP and FBPH Abogados are acting as Silvercorp's Canadian and Ecuadorian legal advisors, respectively.

Cormark Securities is acting as financial advisor to Adventus. Bennett Jones LLP and AVL Abogados are acting as Adventus' Canadian and Ecuadorian legal advisors, respectively.

Conference Call / Webinar Details

Silvercorp and Adventus will host a joint conference call to discuss the Transaction on April 26, 2024 at 8:00 am EST / 5:00 am PST. Participants are advised to dial in five minutes prior to the scheduled start time of the call. A presentation will be made available prior to the webcast. Participants may dial in using the numbers below or by accessing the webcast link.

•	Toll-free in the U.S. and Canada: 1-888-664-6383
•	All other callers: 1-416-764-8650
•	Register to join via webcast: https://app.webinar.net/zj1waBlAZdb

Qualified Persons

Guoliang Ma, P. Geo., Manager of Exploration and Resources of Silvercorp Metals Inc. and Christian Paramo, P. Geo., Senior Geologist of Adventus Mining Corporation, both qualified person under NI 43-101, have approved the scientific and technical information related to the operations matters contained in this news release.

Early Warning Information

Silvercorp does not currently own any Adventus Shares. Following completion of the Placement, Silvercorp will own 67,441,217 Adventus Shares (the "Placement Shares"), representing approximately 15% of the issued and outstanding Adventus Shares. The Placement Shares were issued to Silvercorp at an issue price of C$0.38 per share or C$25,627,662 in the aggregate. Following the completion of the Transaction, Silvercorp will own 100% of the issued and outstanding Adventus Shares. An early warning report will be filed by Silvercorp in accordance with applicable securities laws and will be available on SEDAR+ at www.sedarplus.ca or may be obtained directly from Silvercorp upon request at (604) 669-9397. Silvercorp's head office is located at Suite 1750-1066 W. Hastings Street Vancouver, BC Canada V6E 3X1.

Adventus Personnel Update

Adventus announces that Luc Vets, has been appointed as Project Consultant effective May 1, 2024. Luc will succeed Dustin Small who will be leaving Adventus by April 30, to pursue other opportunities. We wish Dustin every success in his future endeavours. Luc is a seasoned engineer and project manager with over 30 years of end-to-end project execution experience in both the mining and industrial sectors throughout various continents in the world. Luc has a dual mechanical & electrical degree from University of Port Elizabeth with a Master in High Voltage Engineering as well as a general MBA from James Cook University.

About Silvercorp

Silvercorp is a Canadian mining company producing silver, gold, lead, and zinc with a long history of profitability and growth potential. Silvercorp's strategy is to create shareholder value by 1) focusing on generating free cash flow from long life mines; 2) organic growth through extensive drilling for discovery; 3) ongoing merger and acquisition efforts to unlock value; and 4) long term commitment to responsible mining and ESG.

About Adventus

Adventus Mining Corporation is an Ecuador-focused copper-gold exploration and development company. Adventus is advancing the majority-owned Curipamba copper-gold project, which has a completed feasibility study on the shallow and high-grade El Domo deposit. With the recent merger with Luminex Resources Corp., Adventus Mining owns the Condor gold project and a large exploration project portfolio that spans over 135,000 hectares - one of the largest holdings in Ecuador. The company's strategic shareholders include Ross Beaty's Lumina Group, Altius Minerals Corporation, Wheaton Precious Metals Corp., and significant Ecuadorian investors.

This announcement has been approved for distribution by the Board of Directors of each of Silvercorp and Adventus.

For further information

Silvercorp Metals Inc.
Lon Shaver President
Phone: (604) 669-9397
Toll Free 1(888) 224-1881
Email: investor@Silvercorp.ca Website: www.Silvercorp.ca

Adventus Mining Corporation
Christian Kargl-Simard
President, CEO and Director Phone: (416) 230 3440
Email: christian@adventusmining.com
Website: www.Adventusmining.com

CAUTIONARY DISCLAIMER - FORWARD LOOKING STATEMENTS

 This news release includes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable securities laws relating to, among other things, the anticipated benefits of the Transaction, the strategic rationale for the Transaction, the anticipated use of the proceeds of the Placement, the timing and anticipated receipt of required shareholder, regulatory court, stock exchange or other approvals, the ability of the parties to satisfy the other conditions to the closing of the Transaction and the anticipated timing for closing of the transaction. Forward-looking information may in some cases be identified by words such as "will", "anticipates", "expects", "intends" and similar expressions suggesting future events or future performance.

We caution that all forward-looking information is inherently subject to change and uncertainty and that actual results may differ materially from those expressed or implied by the forward-looking information.  A number of risks, uncertainties and other factors could cause actual results and events to differ materially from those expressed or implied in the forward-looking information or could cause our current objectives, strategies and intentions to change. Accordingly, we warn investors to exercise caution when considering statements containing forward-looking information and that it would be unreasonable to rely on such statements as creating legal rights regarding our future results or plans. We cannot guarantee that any forward-looking information will materialize and you are cautioned not to place undue reliance on this forward-looking information. Any forward-looking information contained in this news release represent expectations as of the date of this news release and are subject to change after such date. However, we are under no obligation (and we expressly disclaim any such obligation) to update or alter any statements containing forward-looking information, the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law. All of the forward-looking information in this news release is qualified by the cautionary statements herein.

Forward-looking information is provided herein for the purpose of giving information about the Transaction referred and its expected impact. Readers are cautioned that such information may not be appropriate for other purposes. Completion of the Transaction is subject to customary closing conditions, termination rights and other risks and uncertainties including court and shareholder approval. Accordingly, there can be no assurance that the Transaction will occur, or that it will occur on the terms and conditions contemplated in this news release. The Transaction could be modified, restructured or terminated. There can also be no assurance that the strategic benefits expected to result from the Transaction will be fully realized.  In addition, if the transaction is not completed, and each of the parties continues as an independent entity, there are risks that the announcement of the Transaction and the dedication of substantial resources of each party to the completion of the Transaction could have an impact on such party's current business relationships (including with future and prospective employees, customers, distributors, suppliers and partners) and could have a material adverse effect on the current and future operations, financial condition and prospects of such party.

A comprehensive discussion of other risks that impact Silvercorp and Adventus can also be found in their public reports and filings which are available under their respective profiles at www.sedarplus.ca.

(CNW Group/Silvercorp Metals Inc)

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